UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Yotta Acquisition Corporation

(Name of Issuer)

Common Stock
(Title of Class of Securities)

98741Y103
(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 98741Y103	13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Yotta Investment LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person	5	SOLE VOTING POWER 3,201,833
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,201,833(1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,833(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.75%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 98741Y103	13G	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON Chen Chen
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person	5	SOLE VOTING POWER 3,201,833(1)
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 3,201,833(1)
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,201,833(1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.75%
12		TYPE OF REPORTING PERSON* OO

CUSIP No. 98741Y103	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Yotta Acquisition Corporation

(b)	Address of Issuer’s Principal Executive Offices:

Yotta Acquisition Corporation

1185 Avenue of the Americas, Suite 301

New York, NY 10036

Item 2.

(a)	Name of Person Filing:	Yotta Investment LLC Chen Chen

(b)	Address of Principal Business Office or if none, Residence:

c/o Yotta Acquisition Corporation

1185 Avenue of the Americas, Suite 301

New York, NY 10036

(c)	Citizenship:	Yotta Acquisition Corporation – Delaware Chen Chen – United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 98741Y103

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Yotta Investment LLC – 3,201,833 shares of common stock.

Chen Chen – 3,201,833 shares of common stock.

Chen Chen is the manager of Yotta Investment LLC and has voting and dispositive power over the securities owned by Yotta Investment LLC.

(b)	Percent of Class:

Yotta Investment LLC – 21.75%;

Chen Chen – 21.75%.

The foregoing percentages are based on 14,718,499 shares of common stock outstanding as of December 31, 2022.

CUSIP No. 98741Y103	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Yotta Investment LLC – 3,201,833 shares of common stock;

Chen Chen – 3,201,833 shares of common stock.

(ii)	shared power to vote or to direct the vote:

Yotta Investment LLC – 0 share;

Chen Chen – 0 share.

(iii)	sole power to dispose or to direct the disposition of:

Yotta Investment LLC – 3,201,833 shares;

Chen Chen – 3,201,833 shares.

(iv)	shared power to dispose or to direct the disposition of:

Yotta Investment LLC – 0 share;

Chen Chen – 0 share.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 98741Y103	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

Yotta Investment LLC

By:	/s/ Chen Chen
	Name:	Chen Chen
	Title:	Authorized Signatory

Chen Chen

/s/ Chen Chen

CUSIP No. 98741Y103	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of Yotta Acquisition Corporation, a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2023.

Yotta Investment LLC

By:	/s/ Chen Chen
	Name:	Chen Chen
	Title:	Authorized Signatory

Chen Chen

/s/ Chen Chen